UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

ENOVA SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355M200

(CUSIP Number)

June 11, 2003

(Date of Event Which Requires Filing of this Statement)

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 29355M200	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hyundai Heavy Industries Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 512,820 (giving effect to the 1 for 45 reverse stock split effected on July 20, 2005)

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 512,820 (giving effect to the 1 for 45 reverse stock split effected on July 20, 2005)

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,820 (giving effect to the 1 for 45 reverse stock split effected on July 20, 2005)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%

12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP No. 29355M200	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer: Enova Systems, Inc.

(b) Address of Issuer’s Principal Executive Offices: 19850 South Magellan Drive, Torrance, California 90502

Item 2.

(a) Name of Person Filing: Hyundai Heavy Industries Co., Ltd.

(b) Address of Principal Executive Offices or, if None, Residence: 1 Jeonha-dong, Dong-gu, Ulsan, Korea, 682-792

(c) Citizenship: Republic of Korea

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 29355M200

Item 3.	If This Statement is Filed Pursuant to §§ 13d-1(b) or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company
Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-
1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-
1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 29355M200	Page 4 of 5 Pages

Not Applicable.

Item 4.	Ownership.

Hyundai Heavy Industries Co., Ltd. (“HHI”) purchased 23,076,923 shares of the issuer’s common stock on June 11, 2003. The issuer’s report on Form 10-Q for the period ended March 31, 2003, indicated that there were 345,394,000 shares outstanding on May 13, 2003. Assuming that there were 368,470,923 shares outstanding on June 11, 2003, the shares then owned by HHI represented 6.3%of the common stock outstanding.

On October 6, 2004, HHI purchased an additional 11,335,315 shares, bring its ownership to 34,412,238. The issuer’s report on Form 10-Q for the period ended September 30, 2004, indicated that there were 404,924,000 shares outstanding on November 12, 2004. Assuming that there were 404,924,000 shares outstanding on December 31, 2004, the shares then owned by HHI represented 8.5% of the common stock outstanding.

Effective July 20, 2005, the issuer effected a 1 for 45 reverse stock split, which brought the number of shares of common stock held by HHI to 764,716, but did not affect the percentage of the class owned by HHI.

The issuer’s report on Form 10-Q for the period ended March 31, 2007, indicated that there were 14,828,000 shares outstanding on May 10, 2007. Assuming that there are 14,828,000 shares outstanding on the date on which this document is filed with the Securities and Exchange Commission, the shares owned by HHI represent 5.2% of the common stock outstanding.

HHI has always held sole power to vote and dispose of the shares of the issuer’s common stock that it has owned.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

SCHEDULE 13G

CUSIP No. 29355M200	Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2007	HYUNDAI HEAVY INDUSTRIES CO., LTD. By: /s/ Young-Cheul Cho Young-Cheul Cho General Manager Finance Department